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                            December 14, 2023

       Paul Whitehead
       Chief Executive Officer
       Cazoo Group Ltd
       40 Churchway
       London, NW1 1LW, United Kingdom

                                                        Re: Cazoo Group Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed December 7,
2023
                                                            File No. 333-275940

       Dear Paul Whitehead:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              Valerie Ford Jacob